Exhibit 12.1

ADVANCED MEDICAL OPTICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except for ratios)

	For the Year Ended December 31,								For the Six Months Ended June 30, 2006
	2001		2002		2003		2004	2005
Ratio of earnings to fixed charges (1)	12.4	x	3.6	x	1.6	x	—	—	1.1	x

Ratio Formula:

Earnings Before Income Taxes + Fixed Charges

Fixed Charges

(1)	Earnings were insufficient to cover fixed charges by $121.2 million and $440.3 million for the years ended December 31, 2004 and 2005, respectively.